

02005935

:D STATES
XCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 25 2002

340

SEC FILE NUMBER
8- 46406

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Van Sant and Mewshaw Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2330 West Joppa Road, Suite 201
(No. and Street)

Lutherville	Maryland	21093
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pamela Mewshaw (410) 825-8844
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wooden & Benson, Chartered
(Name — *if individual, state last, first, middle name*)

100 West Pennsylvania Avenue	Baltimore	Maryland	21204
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3-14-02

OATH OR AFFIRMATION

I, Robert F. Mewshaw, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Van Sant and Mewshaw Securities, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



Notary Public

Sara E. Bowser
Notary Public
State of Maryland
My Commission Expires
09-01-04

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- /A ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- /A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- /A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- /A ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- /A ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- /A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- /A ☐ (m) A copy of the SIPC Supplemental Report.
- /A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5	# FOCUS REPORT **(Financial and Operational Combined Uniform Single Report)** **Part IIA Quarterly 17a-5(a)** **INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17**

COVER

Select a filing method: Basic ◉ Alternate ○ [0011]

Name of Broker Dealer: VAN SANT AND MEWSHAW SECURITIE [0013]

SEC File Number: 8- 46406 [0014]

Address of Principal Place of Business: 2330 W. JOPPA ROAD [0020]

LUTHERVILLE MD 21093
[0021] [0022] [0023]

Firm ID: 33886 [0015]

For Period Beginning 10/01/2001 [0024] And Ending 12/31/2001 [0025]

Name and telephone number of person to contact in regard to this report:

Name: ROBERT F. MEWSHAW, PRESIDENT [0030] Phone: (410) 825-8844 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ____ [0032] Phone: ____ [0033]

Name: ____ [0034] Phone: ____ [0035]

Name: ____ [0036] Phone: ____ [0037]

Name: ____ [0038] Phone: ____ [0039]

Does respondent carry its own customer accounts? Yes ○ [0040] No ◉ [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	12,840 [0200]		12,840 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities [0150]			
	B. Other securities [0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. Exempted securities			

	[0170]			
	B. Other securities			
	[0180]			
8.	Memberships in exchanges:			
	A. Owned, at market			
	[0190]			
	B. Owned, at cost		[0650]	
	C. Contributed for use of the company, at market value		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11.	Other assets	[0535]	[0735]	0 [0930]
12.	**TOTAL ASSETS**	12,840 [0540]	0 [0740]	12,840 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	0 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders [1000]			

	2. Includes equity subordination (15c3-1(d)) of ______ [1010]				
D.	Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	0 [1230]	0 [1450]	0 [1760]

Ownership Equity

			Total
21.	Sole proprietorship		[1770]
22.	Partnership (limited partners ______ [1020])		[1780]
23.	Corporations:		
	A.	Preferred stock	[1791]
	B.	Common stock	4,524 [1792]
	C.	Additional paid-in capital	4,178 [1793]
	D.	Retained earnings	4,138 [1794]
	E.	Total	12,840 [1795]
	F.	Less capital stock in treasury	[1796]
24.	**TOTAL OWNERSHIP EQUITY**		12,840 [1800]
25.	**TOTAL LIABILITIES AND OWNERSHIP EQUITY**		12,840 [1810]

VAN SANT AND MEWSHAW SECURITIES, INC.
RECONCILIATION OF OWNERSHIP EQUITY

	Common Stock	Additional Paid In Capital	Retained Earnings	Total
December 31, 2001 per FOCUS Report	$4,524	$4,177	$4,139	$12,840
Reclassification of stock repurchase	(800)	-	800	-
Per audited financial statements	$3,724	$4,177	$4,939	$12,840

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☑ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- ______ [4335A]	______ [4335A2]	______ [4335B]
8- ______ [4335C]	______ [4335C2]	______ [4335D]
8- ______ [4335E]	______ [4335E2]	______ [4335F]
8- ______ [4335G]	______ [4335G2]	______ [4335H]
8- ______ [4335I]	______ [4335I2]	______ [4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			12,840 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			12,840 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0 [3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			12,840 [3530]
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		0 [3540]	
	B. Secured demand note deficiency		[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
	D. Other deductions and/or charges		[3610]	0 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			12,840 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities commitments		[3660]	
	B. Subordinated securities borrowings		[3670]	
	C. Trading and investment securities:			
	1. Exempted securities		[3735]	
	2. Debt securities		[3733]	
	3. Options		[3730]	
	4. Other securities		[3734]	

D.	Undue Concentration	[3650]	
E.	Other (List)		
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10.	Net Capital		12,840 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	0 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14.	Excess net capital (line 10 less 13)	7,840 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	12,840 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			0 [3790]
17.	Add:			
	A. Drafts for immediate credit		[3800]	
	B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
	C. Other unrecorded amounts(List)			
		[3820A]	[3820B]	
		[3820C]	[3820D]	
		[3820E]	[3820F]	
			0 [3820]	0 [3830]
19.	Total aggregate indebtedness			0 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)		%	0 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	0 [3860]

Note: No differences exist between the above computation of net Capital under rule 15c3.01 and that filed with the Company's December 31, 2001 Focus Part IIA Report.

VAN SANT AND MEWSHAW SECURITIES, INC.
Baltimore, Maryland

STATEMENT PERTAINING TO EXEMPTIVE PROVISIONS UNDER 15c3-3(k)
DECEMBER 31, 2001

Computation for Determination of Reserve Requirement Under Exhibit A of Rule 15c3-3

Member exempt under 15c3-3(k).

Information Relating to Possession and Control Requirements Under Rule 15c3-3

Member exempt under 15c3-3(k).

Report of Independent Accountants on
Internal Accounting Control as Required by SEC Rule 17a-5

Board of Directors
Van Sant & Mewshaw Securities, Inc.

In planning and performing our audit of the financial statements of Van Sant and Mewshaw Securities, Inc. (Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Van Sant and Mewshaw Securities, Inc., including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Van Sant and Mewshaw Securities, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a- 13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.


Wooden & Benson

January 8, 2002
Baltimore, Maryland

VAN SANT AND MEWSHAW SECURITIES, INC.
BALTIMORE, MARYLAND

INDEPENDENT AUDITOR'S REPORT
FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2001


FEB 25 2002
340

VAN SANT AND MEWSHAW SECURITIES, INC.
BALTIMORE, MARYLAND

DECEMBER 31, 2001

Table of Contents

WOODEN & BENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Van Sant and Mewshaw Securities, Inc.

We have audited the accompanying statement of financial condition of Van Sant and Mewshaw Securities, Inc. as of December 31, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Sant and Mewshaw Securities, Inc. as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Exhibits I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wooden & Benson

January 8, 2002
Baltimore, Maryland

VAN SANT AND MEWSHAW SECURITIES, INC.
BALTIMORE, MARYLAND

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

Assets

Cash	$12,840
Total assets	$12,840
Liabilities and Stockholders' Equity	
Liabilities	
Accounts payable	$ -
Stockholders' Equity	
Common stock, no par value, 5,000 shares authorized, 2,262 shares issued and outstanding	3,724
Paid-in capital	4,177
Retained earnings	4,939
Total stockholders' equity	12,840
Total liabilities and stockholders' equity	$12,840

The accompanying notes are an integral part of these financial statements.

VAN SANT AND MEWSHAW SECURITIES, INC.
BALTIMORE, MARYLAND

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Shares	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance - January 1, 2001	2,262	$3,724	$4,177	$6,350	$14,251
Net loss for the year ended December 31, 2001	-	-	-	(1,411)	(1,411)
Balance - December 31, 2001	2,262	$3,724	$4,177	$4,939	$12,840

The accompanying notes are an integral part of these financial statements.

VAN SANT AND MEWSHAW SECURITIES, INC.
BALTIMORE, MARYLAND

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

Income	
Commissions income	$ 5,929
Expenses	
Commissions expense	4,617
Licenses and permits	1,023
Professional fees	1,600
State taxes	100
Total expenses	7,340
Net loss	$(1,411)

The accompanying notes are an integral part of these financial statements.

VAN SANT AND MEWSHAW SECURITIES, INC.
BALTIMORE, MARYLAND

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows Used in Operating Activities	
Net loss	$(1,411)
Net decrease in cash	(1,411)
Cash at beginning of year	14,251
Cash at end of year	$12,840

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 1 - Organization and Summary of Significant Accounting Principles

Van Sant and Mewshaw Securities, Inc. was incorporated in Maryland in 1993 under the laws of the State of Maryland for the purpose of conducting trading in mutual funds.

A. Accounting method and reporting presentation

The financial statements of the Company are prepared on the accrual basis of accounting.

B. Tax status

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal or Maryland corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income.

Note 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the firm to maintain at least $5,000 net capital under SEC Rule 17a-11. The calculation is as follows:

Net capital	$12,840
Net capital requirement	(5,000)
Excess of required capital	$ 7,840

Note 3 - Risks, Estimates and Assumptions

Concentrations of credit risk

Financial instruments that potentially subject the company to significant concentrations of credit risk consist principally of cash.

The Company maintains cash and cash equivalents with one financial institution. As part of its cash management process, the Company performs periodic evaluations of relative credit standing of the financial institution. At December 31, 2001, its cash balance was within FDIC insurance limits.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 4 - Commitments and Contingencies

In 1998, the Company entered into an agreement with the estate of a former shareholder to repurchase stock in the Company. The purchase price is based on a percentage of the Company's net earnings over the next ten years and has no minimum amount set. In 2001, the Company did not have any net earnings, therefore no payments or accruals were required. Since the agreement does not stipulate a minimum purchase price and future earnings cannot be determined, no liability has been recorded.

VAN SANT AND MEWSHAW SECURITIES, INC.
BALTIMORE, MARYLAND

SUPPLEMENTAL INFORMATION

DECEMBER 31, 2001